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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Rock of Ages Corporation

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

772632105

(CUSIP Number)

December 31, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

___	Rule 13d-1(b)
_X_	Rule 13d-1(c)
___	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 772632105

1

NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Leslie N. Cohen, as (i) Personal Representative of the Estate of Douglas M. Schair and (ii) Trustee of the 1997 Douglas M. Schair Family Trust.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 555,503
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 555,503
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 555,503
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.9%
12	TYPE OF REPORTING PERSON IN

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CUSIP No. 772632105

Item 1(a).	Name of Issuer:

Rock of Ages Corporation

Item 1(b).	Address of Issuer's Principal Executive Offices:

772 Graniteville Road Graniteville, VT 05654

Item 2(a).	Name of Persons Filing:

Leslie N. Cohen, as (i) Personal Representative of the Estate of Douglas M. Schair and (ii) Trustee of the 1997 Douglas M. Schair Family Trust.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

P.O. Box 402 Portland, Maine 04112

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share.

Item 2(e).	CUSIP Number:

772632105

Item 3.	If this statement is filed pursuant to [SECTIONS]240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

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CUSIP No. 772632105

Item 4.	Ownership.

(a) Amount Beneficially Owned:

Leslie N. Cohen is the Personal Representative of the Estate of Douglas M. Schair (the "Estate"), which is the holder of 551,503 shares. Ms. Cohen is the Trustee of the 1997 Douglas M. Schair Family Trust (the "Family Trust"), which is the holder of 4,000 shares.

(b) Percent of Class: 11.9%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

555,503

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

555,503

(iv) Shared power to dispose or direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:                                   [  ]

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

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CUSIP No. 772632105

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: ______, 2007

By /s/ Leslie N. Cohen
Leslie N. Cohen, as Personal Representative of the Estate and Trustee of the Family Trust

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